

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

George Leimer
Chief Executive Officer
RSE Innovation, LLC
250 Lafayette Street, 2nd Floor
New York, NY 10012

> **Re: RSE Innovation, LLC**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted May 6, 2021**
> **CIK No. 0001812859**

Dear Mr. Leimer:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A submitted May 6, 2021

Offering Summary
Contractual Revenue, page 11

1.   We note that your unit holders may be entitled to receive contractual revenue that will be derived through the usage of the underlying asset. Please revise to describe contractual revenue in further detail, including how you expect that it will be earned. In this light, we note your risk factor on page 31 mentions leasing domain name rights to a third party as a potential revenue stream. Please provide additional detail on leasing domain names and file any form of lease agreement, if available. If you expect to earn contractual revenue with respect to #HOTSPOT, please state as much and provide the material details and agreements.

George Leimer
RSE Innovation, LLC
June 2, 2021
Page 2

Risk Factors

We have no financial statements..., page 15

2. We note you disclose that "[t]he Company and each Series were recently formed" as part of the basis for excluding audited financial statements. However, we note that RSE Innovation, LLC has been in existence for more than 12 months. Please tell us why you do not believe audited financial statements are necessary, or please file audited financial statements pursuant to paragraph (c) of Part F/S of the instructions to Form 1-A.

Description of the Business, page 47

3. Please revise to describe your business and the general development of the business with greater specificity. Please also describe the distinctive or special characteristics of your intended areas of focus that are reasonably likely to have a material impact on your future financial performance. Specifically, please provide additional information on your identification, acquisition, marketing, and management of intangible assets. With respect to domain names, please explain the relevance of registrar history, website history, UDRP complaints, and email blacklists. Also, please provide examples of the types of assets you intend to purchase in the future. Refer to Item 7 of Form 1-A.

Government Regulation , page 54

4. Please revise to state with specificity the effect of existing or probable governmental regulation. Refer to Item 7(a)(2) of Form 1-A.

General

5. We note that you have included the Master Series Table as Appendix A, Use of Proceeds as Appendix B, and the Description of Series HOTSPOT.COM in a section following appendices A and B. Please confirm that each of these three sections, including any updates to the sections in connection with this offering or any future series offerings, are and will be included in the Offering Circular (Part II of the Offering Statement) and will be delivered to purchasers and prospective purchasers as required by Rule 251(d)(2). In the alternative, please revise your Offering Circular to include each of these sections.

You may contact James Giugliano at (202) 551-3319 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Dean Colucci, Esq.